

February 19, 2025

Douglas Davis
Chief Executive Officer
Bannix Acquisition Corp.
300 Delaware Avenue, Suite 210 #301
Wilmington, DE 19801

> **Re: Bannix Acquisition Corp.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 6, 2025**
> **File No. 001-40790**

Dear Douglas Davis:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Technology